SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 32006; File No. 812-14442

PowerShares Exchange-Traded Fund Trust, et al.; Notice of Application

February 25, 2016

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 12(d)(1)(J) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 12(d)(1)(A) and (C) of the Act and under sections 6(c) and 17(b) of the Act for an exemption from section 17(a) of the Act. The requested order would permit certain registered open-end investment companies to acquire shares of "business development companies", as defined in section 2(a)(48) of the Act ("BDCs"), that are within and outside the same group of investment companies as the acquiring investment companies, in excess of the limits in section 12(d)(1) of the Act and to exempt such transactions in BDCs from section 17(a) to the extent necessary to permit such purchases and redemptions. The requested order would amend a prior order issued to the Applicants by the Commission under section 12(d)(1)(J) of the Act for exemptions from sections 12(d)(1)(A), (B) and (C) of the Act and sections 6(c) and 17(b) of the Act exempting certain transactions from section 17(a) of the Act ("Prior Order").[1]

Applicants: PowerShares Exchange-Traded Fund Trust, PowerShares Exchange-Traded Fund Trust II, PowerShares Actively Managed Exchange-Traded Fund Trust (each a "Trust", and collectively, the "Trusts"),[2] each organized as a Massachusetts business trust or Delaware statutory trust, as applicable, and each registered as an open-end management investment

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[1] *In the Matter of PowerShares Exchange-Traded Fund Trust, et al.*, Investment Company Act Release Nos. 30222 (Sept. 26, 2012) (notice) and 30238 (Oct. 23, 2012) (order).

[2] The Trusts have received exemptive relief to operate as exchange-traded funds. *In the Matter of PowerShares Exchange-Traded Fund Trust and PowerShares Capital Management LLC*, Investment Company Act Release Nos. 25961 (Mar. 4, 2003) (notice) and 25985 (Mar. 28, 2003) (order).

company under the Act with multiple series, and Invesco PowerShares Capital Management, LLC, a Delaware limited liability company that is registered as an investment adviser under the Investment Advisers Act of 1940 (the "Adviser"[3] and, together with the Trusts, the "Applicants").

Filing Dates: The application was filed on April 10, 2015, as amended on October 20, 2015, and January 12, 2016.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving Applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on March 21, 2016 and should be accompanied by proof of service on the Applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: 3500 Lacey Road, Suite 700, Downers Grove, Illinois 60515.

For Further Information Contact: Erin C. Loomis, Senior Counsel, at (202) 551-6721, or Sara Crovitz, Assistant Chief Counsel, at (202) 551-6862 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for

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[3] All references herein to the term "Adviser" include successors-in-interest to the Adviser. A "successor-in-interest" is an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

an Applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

Summary of the Application

1.   Applicants request an order under section 12(d)(1)(J) of the Act granting an exemption from section 12(d)(1)(A) and (C) of the Act. The order would permit a Fund[4] (each a "Fund of Funds") to invest in any BDC ("Underlying BDC") that may or may not be part of the "same group of investment companies" as the Fund of Funds. The order would amend the Prior Order, which permits the Funds of Funds to acquire shares of certain registered open-end management investment companies, registered closed-end management investment companies, and registered unit investment trusts that are within or outside the same group of investment companies as the acquiring investment companies ("Prior Underlying Funds", and together with the Underlying BDCs, the "Underlying Funds") in excess of the limits in sections 12(d)(1)(A), (B) and (C) of the Act.[5] Applicants also request an order of exemption under sections 6(c) and 17(b) of the Act from the prohibition on certain affiliated transactions in section 17(a) of the Act to the extent necessary to permit the Underlying BDCs to sell their shares to, and redeem their shares from, the Funds of Funds. Applicants state that such transactions will be consistent with the policies of each Fund of

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[4] Applicants request that the order apply to each existing and future series of the Trusts and to each existing and future registered open-end investment company or series thereof that is advised by the Adviser or by any entity controlling, controlled by or under common control with the Adviser and is part of the same "group of investment companies" as the Trusts (each, a "Fund"). For purposes of the requested order, the same "group of investment companies" means any two or more registered investment companies (including closed-end investment companies) or BDCs that hold themselves out to investors as related companies for purposes of investment and investor services.

[5] The Prior Order also exempts these transactions from section 17(a) to the extent necessary to permit such purchases and redemptions by the Funds of Funds of shares of the Prior Underlying Funds and to permit sales and redemptions by the Prior Underlying Funds of their shares in transactions with each Fund of Funds.

Funds and each Underlying Fund and with the general purposes of the Act and will generally be

based on the net asset values of the Underlying Funds.[6]

2.   Applicants agree that any order granting the requested relief will be subject to the terms

and conditions stated in the Prior Order, as amended by the Application. Such terms and

conditions are designed to, among other things, help prevent any potential (i) undue influence over

an Underlying Fund that is not in the same "group of investment companies" as the Fund of Funds

through control or voting power, or in connection with certain services, transactions, and

underwritings, (ii) excessive layering of fees, and (iii) overly complex fund structures, which are

the concerns underlying the limits in sections 12(d)(1)(A), (B), and (C) of the Act. The Applicants

do not believe that investments in BDCs present any particular considerations or concerns that

may be different from those presented by investments in registered closed-end investment

companies. Moreover, Applicants believe that the terms and conditions of the Prior Order that

were designed to address the concerns underlying section 12(d)(1) with regard to investments in

closed-end investment companies are sufficient to address those same concerns with respect to

investment in underlying BDCs.

3.   Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person,

security, or transaction, or any class or classes of persons, securities, or transactions, from any

provision of section 12(d)(1) if the exemption is consistent with the public interest and the

protection of investors. Section 17(b) of the Act authorizes the Commission to grant an order

permitting a transaction otherwise prohibited by section 17(a) if it finds that (a) the terms of the

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[6] With regard to purchases of underlying closed-end investment companies, the only sales transaction requiring relief from section 17(a) (a follow-on offering) generally must be priced at net asset value (plus the cost of any distributing commission or discount) unless the offering fits within a narrow range of exceptions that are designed to limit overreaching by the selling fund. For this reason, Applicants state that they do not believe that section 17(a) relief to permit sales of shares by underlying closed-end investment companies presents any different concerns or considerations than are presented in connection with section 17(a) relief to permit sales of shares by a BDC to a Fund of Funds.

proposed transaction are reasonable and fair and do not involve overreaching on the part of any person concerned; (b) the proposed transaction is consistent with the policies of each registered investment company involved; and (c) the proposed transaction is consistent with the general purposes of the Act. Section 6(c) of the Act permits the Commission to exempt any persons or transactions from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Robert W. Errett
Deputy Secretary